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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014.

Commission File Number 001-33060

DANAOS CORPORATION
(Translation of registrant's name into English)

Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
Attention: Secretary
011 030 210 419 6480
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F ☒                Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT INDEX

99.1	Proxy Statement for the 2014 Annual Meeting of Stockholders
99.2	Proxy Card for the 2014 Annual Meeting of Stockholders
99.3	2013 Annual Report and Accounts

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2014

DANAOS CORPORATION
By:	/s/ EVANGELOS CHATZIS
	Name:	Evangelos Chatzis
	Title:	Chief Financial Officer

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EXHIBIT INDEX
SIGNATURES